November 26, 2008
BY EDGAR, FACSIMILE to (202) 772-9202 and U.S. MAIL
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E. Mail Stop 3561
Washington, D.C. 20549

Re:	NV Energy, Inc. Response
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 27, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed February 28, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 2, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 5, 2008
File No. 001-08788
Dear Mr. Owings:
NV Energy, Inc., f/k/a Sierra Pacific Resources (“the Company”) has received your reply letter dated November 18, 2008 with respect to the review by the Staff of the Securities and Exchange Commission (“SEC”) of the above-referenced filings.
For your convenience, each of the numbered comments in your reply letter are repeated below, in boldface type, with the Company’s responses and supplemental information set forth immediately below each such comment.
*       *       *
Definitive Proxy on Schedule 14A
Compensation Discussion and Analysis, page 25
Cash Compensation, page 29
Short Term Incentive Plan (STIP), page 30
Individual Performance Assessment, page 30
1.	We note your response to comment four in our letter dated September 24, 2008. In that response, you state that you “will also include appropriate narrative to describe the target level achieved and the financial performance score.” Please provide us with your intended disclosure for the future filings.
As noted in our previous response, the Company proposes to include a table substantially in the form below, which will quantify the elements of financial performance in the “scorecard” used for the STIP. The Company expects that the narrative disclosure that will accompany the table will be substantially similar to the following (with appropriate revisions as required to reflect the actual facts applicable to the year for which disclosure is being provided):
     Financial Performance — Financial Performance is a company-wide category and is measured by the amount of expenditures relating to operations, maintenance versus approved financial budgets, as well as the management of employee headcounts. Since the control of expenditures for operations and maintenance is critical, these expenditures were assigned a 50% weighting in the Financial Performance element of the STIP calculation. The calculation measured actual expenditures compared to budgeted expenditures, and tracked this data from the monthly executive financial summary report with data from the General Ledger. Control of Capital spending was assigned a 40% weighting in the Financial Performance element of the STIP calculation, and it also measures actual expenditures compared to budgeted expenditures. This data was also tracked in the monthly executive financial summary report with data from the General Ledger. Control of employee headcount was considered to be important in managing Company costs. This measure was assigned a 10% weighting in the Financial Performance element of the STIP calculation. Data from this measure was derived from the Human Resources database. In 2007, the Company was slightly below target in the O&M spending, on target for Capital spending and well beyond target for Employees. The overall score was slightly below target at 1.89 and was reflected in the reduced STIP payments to employees in 2007. The following table sets forth the quantitative information related to the calculation of the Financial Performance element of the STIP for 2007:
FINANCIAL PERFORMANCE

				2007 Ranges
				4	3	2	1	0
				Well
	Weighted	2007	2007	Beyond	Above	On	Below	Off
STIP Measure	%	Commitment	Actual	Target	Target	Target	Target	Target
1) O&M SPENDING				≤ 93%	95.7%	100.0%	102.3%	≥ 103%
Budget to actual	50%	$434,066	$441,049				X

2) CAPITAL SPENDING				≤ 93%	95.7%	100.0%	102.3%	≥ 103%
Budget to actual	40%	$1,121,213	$1,115,912			X

3) EMPLOYEES				≤ 99%	99.2%	100.0%	100.8%	≥ 101%
Full time employees budget to actual	10%	3,231	3,092	X

	100% of 35%			2007 FINANCIAL PERFORMANCE SCORE IS				1.89

Certain Relationship and Related Transactions, page 55
2.	We note your response to comment six in our letter dated September 24, 2008. You state that you “will include in the 2009 proxy statement disclosure about the Company’s procedures for the review, approval or ratification of any transactions required to be reported under Item 404(a) of Regulation S-K.” Please provide us with your intended disclosure for the future filings.
The Company expects to provide disclosure in its 2009 proxy statement substantially similar to that set forth below about its procedures for the review, approval or ratification of any related party transactions. In addition, as part of such disclosure, the Company will describe any related party transactions that were in fact approved during 2008.
     Review and Approval of Transactions with Related-parties
     In accordance with the Policy and Procedure Governing Related-party Transactions (the “Policy”) adopted by the Board in 2008, all Related-party Transactions are subject to review and approval by the Audit Committee of the Board of Directors (the “Audit Committee”). The Audit Committee shall review any existing Related-party Transactions entered into during the last fiscal year and make a determination whether to ratify or rescind such transaction. For purposes of the Policy, a Related-party Transaction is any transaction, arrangement or relationship or a series of similar transactions, arrangements or relationships, including any indebtedness or guarantee of indebtedness, where the aggregate amount involved is expected to exceed $50,000, in any calendar year, in which the Company, including any of its subsidiaries, was, is or will be a participant and in which any Related-party had, has or will have a direct or indirect material interest. Related-parties are executive officers, directors, nominees for director, any person who is known to be the beneficial owner of more than 5% of the Company’s voting securities, any immediate family member of any of the foregoing persons, and any entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 10% beneficial ownership interest.
     The Audit Committee (or its Chair of the Audit Committee, to whom authority has been delegated under certain circumstances) will approve only those Related-party Transactions that are in the best interests of the Company and its shareholders, or not inconsistent therewith, in its (or his or her) good faith judgment. In making a determination to approve or ratify, the Committee (or the Chair) will consider, in particular, but not exclusively, such factors as:
•	the extent of the Related-party’s interest in the transaction;

•	the benefits to the Company;

•	the availability of other sources of comparable products or services;

•	whether the terms of the transaction are no less favorable than terms generally available in unaffiliated transactions under like circumstances;

•	the aggregate value of the transaction; and

•	the effect on a director’s independence.
     The Policy provides that the following transactions are deemed pre-approved: (a) compensation paid to a director if such compensation is pursuant to Board-approved standard compensation agreements for directors; (b) any transaction with another company at which a Related-party’s only relationship is as a director and/or beneficial owner of less than a 10% equity interest in that company’s shares; (c) any transaction in which rates or charges involved are determined by competitive bids or involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; (d) any transaction involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services; (e) any transaction in which the Related-party’s interest arises solely from the ownership of the Company’s equity securities and all holders of the Company’s equity securities received the same benefit on a pro rata basis (e.g., dividends); and (f) transactions available to employees generally.
*       *      *
Please contact me at (702) 367-5690 if you have additional questions or comments.
Sincerely,
/s/ Paul J. Kaleta
Corporate Sr. Vice President
General Counsel

cc:	Ronald E. Alper
Mara Ransom